UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 31, 2024, Oriental Culture Holding LTD. (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers in a private placement 14,000,000 ordinary shares (the “Shares”) of the Company, at a purchase price of $0.50 per share for an aggregate price of $7,000,000 (the “Private Placement”). In connection with offering, the Company has also agreed to issue the warrants to the Purchasers to purchase up to an aggregate of 14,000,000 ordinary shares at an exercise price of $0.50 per share (the “Warrants”). The Warrants have a term of two years and are exercisable by the holder at any time on or after six months after the issuance date. The Private Placements will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

The Form of the Securities Purchase Agreement and Form of Warrants are filed as Exhibits 99.1 and 99.2 to this Current Report on Form 6-K. The foregoing summary of the terms of the Agreement and Warrants is subject to, and qualified in its entirety by, the form of Agreement and form of Warrants, which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: June 6, 2024	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrants

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